

GKN plc,

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700



03045386

10 December 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Exemption File 82-5204

New GKN PLC SUPPL

Dear Sirs,

GKN plc – Block Listing

For your information I enclose a copy of the above announcement which was sent to
the London Stock Exchange today.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc.

RECEIVED
DEC 2 9 2003
183

COMPLIANCE/SEC/COR/notification of press release

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,

10 December 2003

GKN plc (the "Company")

Application was made on 9 December 2003 to the Financial Services Authority and the London Stock Exchange Plc for a total of 715,000 Ordinary shares of 50p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 11 December 2003 and trading will commence on 12 December 2003.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):

Scheme(s)	Shares
GKN SAYE Share Option Scheme 2001	715,000

When issued, these shares will rank pari passu with the existing Ordinary shares.